SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

December 31, 2003

COMMISSION FILE NUMBER:

01-31380

QUEST CAPITAL CORP.

(Translation of registrant's name into English)

9th Floor, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

To the shareholders of Quest Capital Corp.:

At the beginning of 2003, we shared with you that it was going to be a very atypical, dare we say pivotal, year for your company. Quest Capital Corp. ("Quest") was created by way of a three party Plan of Arrangement that was concluded on June 30, 2003. Concurrent with this transaction, your Company completed an acquisition (Quest Management Corp.), changed its name to reflect its' emphasis on merchant banking, completed two financings and finally, not to complicate matters, distributed two new mineral exploration companies - Viceroy Exploration Ltd. and SpectrumGold Inc.- and obtained public listing for both of these new entities (refer to the chart on the inside front cover).

All of this was accomplished while the Company expanded its merchant banking activities.

This of course begs the question, "What is merchant banking or, more importantly, what is it exactly that your Company does?"

In essence, your Company rents out its capital for a fee. The Company's business model is to generate earnings by investing, often by way of bridge loan, in corporations whose assets restrict the potential for loss and whose activities provide the opportunity for profit. Most often, the term of the investment is fixed and a minimum fee is agreed upon with some form of additional profit potential, often in the form of common shares, warrants, royalties or fees. Our loans are typically made to tangible based industries such as mining, oil and gas, real estate and manufacturing where collateral can be provided to protect our principal.

During the year, your Company increased its bridge loans by $32.2 million. The majority of these loans were completed to growth stage companies in the resources and real estate sectors.  Notable bridge loans that the Company either financed or syndicated included US$21 million to a Japanese resource holding company, $10 million to a Calgary-based oil and gas company, and $8.8 million to a telecommunications and wireless provider.

Due to all of the aforementioned corporate activities, 2003 is hard to compare to prior or, for that matter, future periods. Your Company incurred approximately $1 million in fees that were specifically related to its reorganization. The Company's profit was further reduced due to the strength of the Canadian dollar- or more accurately the weakness of the United States dollar- in an amount of over  $2.1 million. Additionally, the Company adopted the fair value method of accounting for stock options, which resulted in over a $2.4 million stock based compensation charge, and changed its accounting policy on a retroactive basis with respect to the recognition, measurement and disclosure of asset retirement obligations.  Accordingly, this has resulted in the restatement of prior period financial results.

In 2003, your Company had a consolidated net loss of $1.4 million, or $0.02 per share, on revenues of $10.5 million. This compares to a restated net loss of $2.0 million, or $0.06 per share in 2002 and a net loss of $33.2 million, or $1.60 per share in 2001.

The Company ended 2003 in a strong financial position with assets totaling $96 million, including $32 million in bridge loans and convertible debentures, $14 million invested in securities, $32 million of free cash and $13 million in restricted cash. The Company has no long-term debt.

The Company continues to complete its reclamation projects so that it can focus more on its merchant banking activities.. The mining business can be either perceived as attractive and profitable or as dangerous and completely devoid of profits (depending on the market cycle). Your Company has chosen a different path; a path that will try to deliver consistent profits regardless of market conditions. This path it should be noted is, not as sexy during bull markets and, conversely, not as volatile in bear markets.

Significant progress continues to be made with respect to the reclamation and closure of both the Brewery Creek Mine in the Yukon and the winding down of operations at the Castle Mountain Mine in California. As the detoxification of the heap leach pad continues at the Castle Mountain Mine, the property produced 11,921 ounces of gold, generating $6 million in revenues for the Company. While the Company seeks to maximize value from these assets, it will continue to advance closure and reclamation activities. Both  reclamation projects are fully funded and provided for with respect to closure.

Quest Capital continues to grow. During the last quarter of 2003 it was announced that the Company had established a Toronto presence with the hiring of Robert Pollock, formerly of Dundee Securities Corporation. Mr. Pollock will head up Quest Securities Corp., a company that is applying to be registered as a Limited Market Dealer in the Province of Ontario. Quest Securities will be able to provide an expanded array of services to its clients, including the raising of equity capital by way of private placements.

At the Company's up coming Annual and Special Meeting of Shareholders, shareholders will be ask to approve the amendment of certain Articles of the Company that would pave the way for all the issued and outstanding Class B shares to be converted into Class A shares, with each Class B share receiving 1.25 Class A share. This move, which requires a special resolution and "majority of minority" shareholder approval serves the purpose, among other things, of making your Company more aligned with the present corporate governance climate and eliminating the negative market perception associated with maintaining a dual share class structure.

Also at the upcoming Annual and Special Meeting of Shareholders, Michael H. Halvorson and Ronald K. Netolitzky, current directors of the Company, are not standing for re-election to the Board of Directors in order that they may pursue other interests. The Company would like to thank them for their past contributions and wishes them success in their future endeavours.

We look forward to the coming year with enthusiasm, ambition and drive. Your Company is laying the foundation for a substantial, enduring business. The past year saw a revival of the junior mineral exploration business while, at the same time, oil & gas and real estate activities continued at near peak levels due to high commodity prices and low interest rate respectively. The current year promises to see an increased level of demand for our services.

We would like to thank both our employees and our shareholders for their continued support.

On behalf of the Board of Directors,

Signed "Brian E. Bayley"

Signed "A. Murray Sinclair"

___________________________                                        _____________________________

BRIAN E. BAYLEY

A. MURRAY SINCLAIR

President

Managing Director

MANAGEMENT ‘S DISCUSSION AND ANALYSIS

Description of Business, Operations and Financial Condition

The following information, prepared as of April 30, 2004, should be read in conjunction with the audited financial statements for the year December 31, 2003 and 2002 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.

On June 30, 2003, the Company completed a formal arrangement providing for the reorganization of the Company and the acquisition of Quest Investment Corporation, Quest Management Corp. and Avatar Petroleum Inc. by way of a statutory plan of arrangement (the "Arrangement").  The reorganization also included the distribution of the Company's Argentinean assets and certain mineral properties in British Columbia and the Yukon to the pre-Arrangement shareholders of Viceroy Resource Corporation.  Details of the Arrangement are more fully described in Note 3 to the financial statements.  The acquisitions have been accounted for using the purchase method of accounting and results of the acquired companies have been consolidated effective July 1, 2003.

With the finalization and reorganization of the Company during the third quarter of 2003, the Company's principal focus has been to expand its merchant banking operations, specifically providing bridge loans, to small and mid-cap companies in North America.  The Company also provides a range of consulting, management and administrative services.

The Company continues to own, operate and complete the closure obligations at its two mining properties (100% owned Brewery Creek Mine and 75% owned Castle Mountain Mine).  Castle Mountain Mine was a year round, open pit heap leach gold mine that started mining operations in 1999 and ended in 2001.  Since the cessation of mining, gold production has continued from the ongoing leaching of the ore on the pad.  Reclamation and closure activities have been ongoing since 2001.  Brewery Creek Mine was a seasonally operated open pit heap leach gold mine that started mining operations in 1995 and ended in 2002.  Reclamation and closure activities have been ongoing since 2001.

As a result of the Arrangement and two private placements completed in 2003, the Company has a much larger asset base and working capital position as compared to 2002.  Total assets of December 31, 2003 were $96.1 million comprised of $31.8 million of free cash, $32.3 million in bridge loans and debentures, $14.1 million in securities, and $12.9 million of appropriated and restricted cash to fund the closure obligations at the Company's two mining properties.

SELECTED ANNUAL INFORMATION

(In thousands of Canadian dollars, except per share amounts)

For the year ending December 31,

2003

2002

2001

Restated

Restated

$

$

$

___________________________________________________________________

Total Revenues

10,468

23,710

53,301

Net Loss

1,362

1,969

33,225

Basic and Diluted Loss Per Share

0.02

0.06

1.60

Total Assets

96,110

50,344

55,804

Long-term Financial Liabilities

10,492

14,051

17,592

___________________________________________________________________

The decline in total revenues is due to lower gold sales as a result of fewer ounces being produced since mining ceased at the Company's North American operations in 2001 and the discontinuation of its Australian mining operation in 2001.   With the Company's expansion into merchant banking, the decline in gold sales has been partially offset by an increase in interest revenue and other fees realized from financial services provided, specifically bridge loans.

Total assets have primarily increased as a result of finalizing the Arrangement in June 2003. During the second half of 2003 the Company continued to grow its merchant banking activities by providing financial services to small and mid-cap companies in North America.

The decline in long-term financial liabilities is a result of the Company fulfilling some of its reclamation and closure obligations at its two mining properties.

RESULTS OF OPERATIONS

In 2003, the Canadian Institute of Chartered Accountants (CICA) issued amendments to Section 3870 – "Stock-based Compensation and Other Stock-based Payments", which requires an expense to be recognize in financial statements for all forms of employee-based compensation, including stock options effective January 1, 2004.   The Company has adopted this standard early and has recognized an expense for stock options granted to both directors and employees.

In addition, the Company has adopted the new accounting standard of the CICA related to asset retirement obligations, which establishes standards for the recognition, measurement and disclosure of asset retirement costs.   The Company has adopted this standard in 2003 on a retroactive basis with prior periods being restated.

Refer to the section "Changes in Accounting Policy Including Initial Adoption" for further details.

2003 Compared to 2002

For the year ending December 31, 2003, the Company had a consolidated net loss of $1.4 million ($0.02 per share) compared to a net loss of $2.0 million ($0.06 per share) in 2002.

The Company continues to operate and own 75% of the Castle Mountain Mine.  As expected, fewer ounces were recovered in 2003 as compared to 2002. In the second quarter of 2003, the mining property entered its third-year of trickle-down operations and detoxification of the heap commenced.  As a result, revenues from gold sales and the costs associated with the gold production have declined when compared to 2002.

Interest revenue and related fees have increased for 2003 as compared to 2002 due to the higher level and volume of bridge loans.  The Company is continuing to grow its merchant banking business and as part of the Arrangement acquired $15.5 million of bridge loans.

As part of the Arrangement, the Company acquired Quest Management Corp., a company that provides a range of consulting, management and administrative services to complement the merchant banking business and since the date of acquisition has contributed $0.5 million in management fees.

General and administrative expenses have increased for 2003 as compared to 2002 primarily as a result of an increase in the level of activity and size of the Company as a result of the Arrangement; and the costs associated with the Company's continuance of its claim against Australian Mining Consultants Pty Ltd.   Effective January 1, 2003 the Company adopted the fair value method of accounting for stock options granted to officers, directors and employees on a prospective basis. Accordingly,  the Company has recorded a $2.4 million stock based compensation expense for 2003.

Sales of investments and securities during 2003 have resulted in the Company recording a $4.0 million gain during the year.  The Company's accounting policy is to carry its marketable securities at the lower of cost and market value.  In 2003 the Company wrote down the carrying value of its marketable securities by $0.4 million.

At December 31, 2003, the Company had net $32.3 million in bridge loans and convertible debentures. Certain of these bridge loans are in arrears and realization by the Company on its security may result in a shortfall.  Accordingly in 2003, the Company has recorded a $1.5 million provision for loan losses.

The strengthening Canadian dollar against the US dollar has resulted in the Company recording an unrealized foreign exchange loss of $2.1 million on funds and loans denominated in United States dollars.  The Company accounts for its investment in Castle Mountain property as a self-sustaining foreign operation and in 2002 the Company realized a gain of $3.1 million as a result of a capital distribution (refer to Note 15 of the financial statements).

For 2003, write-downs, gains and adjustments to asset retirement obligations include a $0.5 million write-down of the Company's resource assets to their estimated value; offset in part by a $0.4 million gain on sale of resource assets and a $0.9 million change in the estimated cash flow for the asset retirement obligations at the Company's two mining properties.  Write-downs, gains and adjustments to asset retirement obligations for 2002 includes a $16.8 million write-down to the carrying value of the Gualcamayo property; partially offset by a $3.3 million gain on sale of mining equipment; and $3.2 million foreign exchange gain realized from a capital distribution from a foreign subsidiary.

During 2003, the Company recorded a provision with respect to the Australian operation of $0.3 million as a result of an agreement reached with Forrestania Gold NL to terminate the dispute with respect to the Bounty Nickel Joint Venture agreement.  The Company made a cash payment of AUS$250,000 and in return received 1.5% net smelter return royalty on the tenements that were transferred under the nickel joint venture agreement. No value was ascribed to the royalty agreement.

The Company acquired $0.4 million of goodwill from Avatar Petroleum Inc. as part of the Arrangement.  During the third quarter the Company recorded a goodwill impairment loss of $0.4 million.

2002 Compared to 2001

For the year ending December 2002, the Company had a consolidated net loss of $2.0 million ($0.06 per share) which includes a $16.8 million write-down to the carrying value of the Gualcamayo property.  This write-down was partially offset by a $4.1 million reduction in the provision for the Company's two mining properties, a $3.0 million gain on the sale of Paredones Amarillos project and a $3.2 million realized foreign exchange gain from a capital distribution from a foreign subsidiary.  This compares to a 2001 loss of $33.2 million ($1.60 per share) which includes a write-down and settlement of the Australian operations of $33.7 million.

The decline in revenues and cost of sales in 2002 as compared to 2001 was due to the cessation of mining at the Company's two mines in North America and the discontinuation of the Australian operations in June 2001.  The decline in depreciation and depletion in 2002 was the result of the operating assets of Castle Mountain and Brewery Creek mining properties being written down to their estimated recoverable value in 2001.

During 2002, the Company recorded a provision of $0.8 million with respect to an agreement reached with the creditors of its Australian subsidiaries to discharge the creditor's claims against the Company's Australian subsidiaries. The agreement included a cash payment of $0.8 million that was paid in January 2003.

In 2001, the Company wrote-down its investment in its Australian subsidiaries by $17.6 million and recorded a provision of $16.2 million for the settlement agreement reached with the Company's lenders relieving the Company of its obligations under agreements guaranteeing certain borrowings and hedging arrangements relating to the Australian operations.

QUARTERLY INFORMATION

(In thousands of Canadian dollars, except per share amounts)

Fourth

Third

Second

First

2003

Quarter

Quarter

Quarter

Quarter

Total Revenues

3,191

2,955

2,009

2,313

Net Earnings/(Loss)

(4,890)

2,877

(510)

1,161

Basic and Diluted Earnings/(Loss) Per Share

(0.06)

0.03

(0.01)

0.03

Total Assets

96,110

92,926

92,843

48,331

Long-term Financial Liabilities

10,492

10,138

11,708

13,235

Fourth

Third

Second

First

2002

Quarter

Quarter

Quarter

Quarter

Total Revenues

3,389

6,971

6,915

6,435

Net Earnings/(Loss)

(1,817)

(7,076)

4,572

2,352

Basic and Diluted Earnings/(Loss) Per Share

(0.05)

(0.21)

0.16

0.09

Total Assets

50,344

51,722

60,975

57,320

Long-term Financial Liabilities

14,051

13,332

15,225

17,551

LIQUIDITY

The Company's cash resources have increased by $15.9 million from December 31, 2002 to $31.8 as of December 31, 2003.  The increase is a result of the net cash acquired on the Arrangement, proceeds from private placements, exercise of warrants and stock options.

The Company is expanding its merchant banking business and is exposed to a number of risks and uncertainties in providing these financial services.  During 2003, the Company has increased its bridge loan and investment portfolio by $32.1 million and $11.2 million, respectively.  The Company will continue to grow and deploy its available cash resources in providing financial services to small and mid-cap companies in North America.  Earnings and the Company's asset base will be subject to the number and level of bridge loans completed, the nature and credit quality of the bridge loan portfolio, including the quality of the collateral security obtained by the Company and the return it is able to generate on its portfolio.

At December 31, 2003, the Company has appropriated cash of $7.9 million in a voluntary sinking fund that it will use to fulfill reclamation obligations at the Castle Mountain Mine.  In addition the Company has restricted cash of $5.1 million pledged as security for licenses and permits to fulfill reclamation obligations at the Brewery Creek Mine.   The Company has been in discussions with the Government of Yukon with respect to developing a method to release the security as closure obligations and liabilities are completed.

The Company's current contractual obligations include leases for its offices in Vancouver and Toronto.  The total minimum  lease payments for years 2004 -2008 is $705,000.

TRANSACTIONS WITH RELATED PARTIES

The Company often requires the ability to nominate at least one member to the Board of Directors of companies to which it provides a bridge loan or makes an equity investment.  The nominees at times may be an employee, officer or director of the Company, accordingly, the borrower may become related to the Company.

The Company has bridge loans and convertible debentures of $2.5 million due from related parties by virtue of certain directors and officers in common.  During the year the Company received $0.1 million in interest and related fees from parties related by virtue of certain directors and officers in common.

The Company engages in the syndication of bridge loans to diversify the risk associated with its loan portfolio and has received syndication fees from related parties by virtue of certain directors and officer in common.

The Company holds $6.1 million of shares in publicly traded or private companies related by virtue of certain directors and officer in common.  The Company realized a $2.6 million gain on disposal of shares in companies related by virtue of certain directors and officers in common.

The Company received $0.5 million in management fees from companies related by virtue of certain directors and officers in common.

General & Administrative expense includes $0.3 million in consulting fees paid to three directors of the Company for the year ended December 31, 2003.

FOURTH QUARTER

During the fourth quarter of 2003 the Company changed its accounting policy with respect to stock based compensation and asset retirement obligations. Refer to Changes in Accounting Policies for further details.

For the quarter ending December 31, 2003, the Company had a net loss of $4.9 million which includes a $2.4 million stock based compensation expense for options granted; $1.5 million provision for loans that became impaired during the period and $0.5 million reduction to the carrying value of the Company's resource assets.  These losses were partially offset by $1.5 million gain realized on the sale of investments and marketable securities.

PROPOSED TRANSACTIONS

At the Company's upcoming annual and special meeting of the holders of Class A subordinate voting shares ("Class A Shares") and Class B variable multiple voting shares ("Class B Shares") shareholders are being ask to approve amendments to the Articles of the of Company relating to the rights, privileges, restrictions and conditions attaching to the Class A Shares and Class B Shares, including without limitation amendments to the conversion feature attached to the Class B Shares.

The Company is proposing to include provisions that will allow the holders of Class B Shares to convert their Class B Shares into 1.25 Class A Shares for each Class B Share held and to modify the voting rights of the Class B shares to be the same as the Class A Shares.  The Company will also be permitted to give notice of conversion on the same basis.

CRITICAL ACCOUNTING ESTIMATES

Bridge loans are stated net of an allowance for credit losses on impaired loans.  In determining the provision for possible loan losses, management considers the length of time the loans have been in arrears and the overall financial strength of the borrowers.  There is a risk that Company's provision of $1.5 million may be insufficient to protect against losses in its loan portfolio due to (i) misjudgment by management of the potential losses in the Company's loan portfolio (ii) the Company's inability to realize sufficient proceeds from the disposition of the collateral or (iii) discrete events that adversely affect customers, industries or markets.

Marketable securities, generally includes the shares received as consideration for the commitment fee for advances of loans from the borrower, which are carried at the lower of average cost and market value.  Investments are recorded at cost or at cost less amounts written down to reflect any impairment in value that is considered to be other than temporary.  There is a risk that the Company may not be able to realize the carrying value due to unfavorable economic and equity market conditions.

The Company continues to manage and reclaim mining properties located in California and the Yukon.  Environmental laws and regulations are continually evolving in the regions in which the Company operated.  The Company's policy is to manage operations using best available practices, and to continually monitor compliance with local laws and permits.  In addition, the Company continues to update it closure plans as reclamation is completed and for changes to environmental protection laws and administrative policies.  There is a risk that the Company's cost estimates for the remaining reclamation obligations may be insufficient.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Stock Based Compensation

In 2003, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation.  The Company adopted CICA 3870, Stock-Based Compensation and Other Stock-Based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after January 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada.

Asset Retirement Obligations

In 2003, the Company  adopted the new standard CICA 3110, Asset Retirement Obligations early and has accounted for its closure obligations at its two mining properties at their respective reasonable estimated fair value. The change has been applied on a retroactive basis with restatement of prior periods based on the reasonable estimated fair value of the closure obligations at the beginning of each year.

As mining ceased at the Company's two North American properties in 2001 and its operations in Australia were discontinued in 2001, the corresponding asset retirement cost has been fully amortized into income.

The Company measures changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period.  The interest rate used to measure the change is the credit-adjusted risk-free rate that existed when the liability, or portion, thereof, was initially measured.  The amount is recognized as an increase in the amount of the liability and an expense ("Accretion Expense").  When asset retirement costs change as a result of a revision to estimated cash flows, the Company will adjust the amount of asset retirement cost allocated to expense in the period of change if the change affects that period only or, in the period of change and future periods.

The Company expects to recover additional gold ounces off the heap while it is still being reclaimed at the Castle Mountain mine.  Proceeds from the sale of gold ounces will be recognized into earnings as realized.

OTHER DATA

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com

Share Position

As at April 30, 2004, Quest's outstanding share position was 83,194,934 Class A Subordinate Voting Shares and 4,276,851 Class B Variable Multiple Voting Shares – currently with 3 votes.

Outstanding Warrants:

Number

Exercise

Expiry

Of Warrants

Price

Date

88,333

$0.60

June 13, 2004

1,836,250

$1.24

December 23, 2004

8,333,335

$1.50

June 30, 2008

5,000,000

$1.60

October 20, 2008

15,257,918

Outstanding Options

Number

Exercise

Expiry

Of Options

Price

Date

113,333

$0.81

October 22, 2007

7,412,500

$1.95

November 20, 2008

26,666

$1.80

May 17, 2004

106,664

$4.89

May 17, 2004

    66,665

$1.80

May 18,2005

7,725,828

FORWARD LOOKING INFORMATION

These materials include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Other than statement of historical fact, all statements in this material, including, without limitation, statements regarding fair values of marketable securities, investments, bridge loans, convertible debentures, estimated asset retirement obligations, and future plans and objectives of the Company, are forward –looking statements that involve various known and unknown risks, uncertainties and other factors.  There can be no assurance that such statements will prove accurate.  Actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of these materials.  Important factors that could cause actual results to differ materially from the Company's expectations include, without limitation, level of bridge loans completed, the nature and credit quality of the collateral security, the sufficiency of cost estimates for remaining reclamation obligations, as well as those factors discussed in the Company's documents filed from time to time with the Toronto Stock Exchange, Canadian securities regulators and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

Quest Capital Corp.

(formerly Viceroy Resource Corporation)

Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in thousands of Canadian dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles. These consolidated financial statements contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

(signed) Brian E. Bayley	(signed) Susan Neale

Brian E. Bayley	Susan Neale
CEO and President	Chief Financial Officer

Vancouver, B.C., Canada
February 27, 2004

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of

Quest Capital Corp.

We have audited the consolidated balance sheets of Quest Capital Corp. (formerly Viceroy Resource Corporation) as at December 31, 2003 and 2002 and the consolidated statements of loss, deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

February 27, 2004

Comments by the auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in note 2 to the financial statements. My report to the shareholders dated February 27, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

February 27, 2004

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Quest Capital Corp.
(formerly Viceroy Resource Corporation)
Consolidated Balance Sheets
As at December 31, 2003 and 2002
(expressed in thousands of Canadian dollars)

	2003	2002
		(as restated)
Assets
Current assets
Cash and cash equivalents	$31,797	$15,878
Appropriated and restricted cash (note 10)	3,259	694
Accounts receivable	853	908
Marketable securities (note 6)	1,097	1,984
Bridge loans and convertible debentures (notes 6 and 7)	26,612	-
Prepaids and other receivables	1,523	2,145
Inventories (note 9)	72	563
	65,213	22,172
Investments (note 6)	12,969	800
Bridge loans and convertible debentures (notes 6 and 7)	5,647	150
Resource assets (note 11)	2,149	8,928
Appropriated and restricted cash (note 10)	9,690	18,119
Other assets	442	175
	$96,110	$50,344
Liabilities
Current liabilities
Accounts payable	$1,902	$3,536
Deferred revenue	616	-
	2,518	3,536
Asset retirement obligation (note 12)	10,492	14,051
	13,010	17,587
Shareholders' Equity (note 13)
Share capital	80,708	209,959
Warrants and options	2,779	-
Deficit	(2,041)	(180,963)
Currency translation adjustment (note 14)	1,654	3,761
	83,100	32,757
	$96,110	$50,344
Contingencies and commitments (note 18)

Approved by the Board of Directors
(signed) Edward L. Mercaldo Director	(signed) A. Murray Sinclair Director

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
(formerly Viceroy Resource Corporation)
Consolidated Statements of Deficit
For the years ended December 31, 2003, 2002 and 2001
(expressed in thousands of Canadian dollars)

	2003	2002	2001
		(as restated)	(as restated)
Deficit - Beginning of year	$(180,963)	$(178,994)	$(147,419)
Changes in accounting policy (note 2)	-	-	1,913
Loss for the year	(1,362)	(1,969)	(33,225)
Distribution of paid-up capital	(5,272)	-	-
Dividends	-	-	(263)
Cancellation of shares	(28)	-	-
Reduction of capital against deficit	185,584	-	-
Deficit - End of year	$(2,041)	$(180,963)	$(178,994)

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
(formerly Viceroy Resource Corporation)
Consolidated Statements of Loss
For the years ended December 31, 2003, 2002 and 2001
(expressed in thousands of Canadian dollars, except per share amounts)

	2003	2002	2001
		(as restated)	(as restated)
Revenues
Gold sales	$6,270	$22,842	$52,046
Interest and related fees	3,742	868	1,255
Management fees (note 17)	456	-	-
	10,468	23,710	53,301
Expenses (income)
Cost of sales	3,544	7,715	47,854
Depreciation and depletion	232	788	9,741
General and administrative	2,896	2,496	2,965
Exploration	198	553	950
Interest and financing charges	-	36	706
Stock-based compensation	2,429	-	-
Royalties	(37)	794	1,055
Other (income) expenses	(110)	169	(119)
Accretion expense	686	916	1,133
	9,838	13,467	64,285
Earnings (loss) before the following	630	10,243	(10,984)
Gain on sale of investments and marketable
securities	4,026	-	8,162
Writedown of marketable securities	(450)	-	-
Provision for loan losses (note 7)	(1,472)	-	-
Foreign exchange loss	(2,120)	-	(33)
Writedown, gains and adjustment to reclamation
provision (note 15)	(926)	(9,294)	2,623
Writedowns and settlement of Australian
operations (note 5)	(256)	(811)	(33,734)
Goodwill impairment (note 4(a))	(430)	-	-
(Loss) earnings before income taxes	(998)	138	(33,966)
Income tax expense (recovery) (note 16)	364	2,107	(741)
Loss for the year	$(1,362)	$(1,969)	$(33,225)
Basic and diluted loss per share	$(0.02)	$(0.06)	$(1.60)
Weighted average number of shares
outstanding	58,617,700	30,754,325	20,818,804

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
(formerly Viceroy Resource Corporation)
Consolidated Statements of Cash Flows
For the years ended December 31, 2003, 2002 and 2001
(expressed in thousands of Canadian dollars)

	2003	2002	2001
		(as restated)	(as restated)
Cash flows from operating activities
Loss for the year	$(1,362)	$(1,969)	$(33,225)
Items not affecting cash
Depreciation and depletion	271	890	10,160
Writedowns and adjustments to asset retirement	1,304	15,716	17,227
Gain on reduction of investment in a foreign operation	-	(3,164)	-
Gain on sale of investments and marketable securities	(4,026)	-	(8,162)
Deferred gold sales	-	-	(4,845)
Gain on disposal of resource properties and supplies
inventories	(378)	(3,258)	(748)
Provision for corporate guarantees	-	-	13,053
Writedown of marketable securities	450	-	-
Deferred interest and related fees	(879)	-	-
Provision for loan losses	1,472	-	-
Goodwill impairment	430	-	-
Stock-based compensation	2,429	-	-
Accretion expense	686	916	1,133
	397	9,131	(5,407)
Expenditures for reclamation and closure	(3,538)	(3,277)	(1,647)
Changes in non-cash working capital	1,735	2,982	8,026
	(1,406)	8,836	972
Cash flows from financing activities
Proceeds from common shares issued	18,451	2,526	-
Repayment of long-term debt	-	-	(2,698)
Dividend paid to preferred shareholders	-	-	(263)
Shares redeemed and cancelled	(270)	-	-
	18,181	2,526	(2,961)
Cash flows from investing activities
Decrease (increase) in appropriated and restricted cash	4,115	(3,435)	(167)
Proceeds from disposal of resource assets	811	5,015	3,155
Proceeds on sale of investments	8,073	-	804
Loans/convertible debentures advanced	(18,027)	(150)	-
Net cash acquired on arrangement	14,064	-	-
Disposal of subsidiaries	(1,046)	-	-
Expenditures for resource assets	(275)	(2,021)	(2,084)
Expenditures on long-term investments	(7,181)	(675)	(125)
Deferred merger costs	-	(175)	-
	534	(1,441)	1,583
Foreign exchange (loss) gain on cash held in a
foreign subsidiary	(1,390)	(112)	218
Increase (decrease) in cash and cash equivalents	15,919	9,809	(188)
Cash and cash equivalents - Beginning of year	15,878	6,069	6,257
Cash and cash equivalents - End of year	$31,797	$15,878	$6,069
Currency translation adjustment (note 14)
Supplemental cash flow information (note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

1	Nature of operations

The Company was reorganized on June 30, 2003 by way of a statutory plan of arrangement (the Arrangement) (note 4). Quest Capital Corp. (formerly Viceroy Resource Corporation) is a merchant bank providing bridge loans of up to approximately $20.0 million. The Company also provides a range of consulting, management and administrative services through its wholly-owned subsidiary, Quest Management Corp. The Company owns, operates and is reclaiming two mines (100% owned Brewery Creek Mine and 75% owned Castle Mountain Mine). The Company does not have any other mining operations and intends to focus its efforts within its merchant banking operations.

2	Restatement and change in accounting policies

On January 1, 2003, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants (CICA) relating to asset retirement obligations. This standard changed the method of accounting for future removal and site restoration costs. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and depreciated over the asset's useful life. This change in accounting policy was applied retroactively and, accordingly, the financial statements of prior periods were restated. As a result of this change, certain balance sheet accounts as at December 31, 2002 were restated as follows: the deficit reduced by $1,734,000 and the asset retirement obligation decreased by $1,734,000.

In 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the CICA. The adoption of this standard has resulted in a charge to operations in 2003 of $2,429,000.

3	Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Significant differences between Canadian and U.S. generally accepted accounting principles (GAAP) as they relate to these financial statements are described in note 20.

(1)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

Basis of presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's significant subsidiaries include Quest Management Corp.; Viceroy Minerals Corporation and its wholly owned interest in the Brewery Creek Mine; and Viceroy Gold Corporation and its 75% proportionate joint-venture interest in the Castle Mountain Mine. The Company consolidated its 100% interest in Viceroy Australia Pty Ltd. and its wholly owned indirect interest in the Bounty Gold Mine to the date the Company ceased to have control (note 5).

Use of estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. While management believes that these estimates and assumptions are reasonable, actual results could differ.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid short-term deposits, government guaranteed money market investments and corporate paper with a minimum R-1 mid-grade rating, all of which have a maturity of 90 days or less at the time of acquisition.

Marketable securities

Marketable securities are carried at the lower of average cost and market value.

Bridge loans

Loans are stated net of an allowance for credit losses on impaired loans.

Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of principal and interest, generally when interest or principal is 180 days past due, unless the loan is well secured and in the process of collection. A provision for losses incurred on impaired loans is made to reduce the carrying amount to the estimated realizable amount.

Inventories

Inventories include gold in process and supplies valued at the lower of average cost and net realizable value.

Cost of gold in process includes only direct mining and processing costs to place the ore into the leaching process.

(2)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

Investments

Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary.

Resource assets

a) Property acquisition and deferred mine development costs

Property acquisition and mine development costs, including costs incurred during production to expand ore reserves, are deferred and depleted over their estimated economic lives on the basis described below:

  Where total reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated useful life of the mine.
  Where the operating plan calls for production from well-defined ore reserves, the unit-of-production method is applied over recoverable and probable reserves.
  Reviews are undertaken regularly to evaluate the carrying values of operating mines and development properties. If it is determined that the net recoverable amount is significantly less than the carrying value, a write down to the net recoverable amount is made by a charge to earnings.

b) Exploration and development

General exploration expenditures and care and maintenance costs of development properties on hold are expensed in the period incurred.

Significant property acquisition, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned, placed into production or impaired.

c) Plant, equipment and other fixed assets

Plant, equipment and other fixed assets are recorded at cost and depreciated on a straight-line or unit-of-production basis over the shorter of their estimated useful lives or the life of the mine to their net realizable value.

(3)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

Provision for asset retirement costs

The Company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

On January 1, 2003, the Company adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP. The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

It is reasonably possible that the Company's estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs has been applied retroactively and, accordingly, the financial statements of prior periods were restated.

Translation of foreign currencies

Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the exchange rates prevailing at the balance sheet date and revenues and expenses at the average exchange rate during the period. The net effect of foreign currency translation is deferred and shown as a currency translation adjustment in shareholders' equity until charged against earnings when the investment in the operation is reduced.

Integrated foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non-monetary items are translated at historical exchange rates and revenue and expenses are translated at the average rate during the period.

Revenue recognition

Interest income is recorded on an accrual basis except on loans classified as impaired. When a loan is classified as impaired, interest income is recognized on a cash basis only, after specific provisions or write-offs have been recovered and provided there is no further doubt about the collectibility of remaining principal balances. Loan syndication fees are included in income as earned over the life of the loan. Loan commitment, origination, restructuring and renegotiation fees are recorded as interest over the life of the loan. Interest and fees collected in advance are recorded as deferred revenue and recognized in income as set out above.

Sales of precious metals are recorded at the estimated net realizable value when the metals are available for delivery and unsettled amounts are recorded as accounts receivable.

(4)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

Hedging gains or losses are recognized in sales in the same period in which the revenue from the hedged production is recorded. Gains or losses on contracts closed out early are included in deferred revenue and in sales at the original maturity date.

Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

Stock-based compensation

The Company has a stock option plan as described in note 13(e). In 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the CICA. Accordingly, effective January 1, 2003, the fair value of all stock options granted is recorded as a charge to operations and a credit to fair value of stock options and warrants over the period the stock options are outstanding. Any consideration paid on exercise of stock options is credited to share capital.

Earnings (loss) per share

Earnings (loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year.

Diluted earnings or loss per share is calculated using the treasury stock method, if dilutive.

4	Reorganization

a)   The Company acquired all of the shares of each of Avatar Petroleum Inc. (Avatar), Quest Management Corp. (QMC) (which was a wholly owned subsidiary of Arapaho Capital Corp. (Arapaho) and Quest Investment Corporation (QIC), by way of three separate share exchanges on June 30, 2003, in exchange for shares of the Company. Avatar and QIC have been wound-up into the Company and the Company changed its name to Quest Capital Corp. from Viceroy Resource Corporation.

The Company altered its share capital to provide for subordinate voting (one vote per share) common shares (Class A Shares) and variable multiple voting (between one and five votes per share) common shares (Class B Shares). The Company consolidated its shares on a one new for three old basis.

(5)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

Under the terms of the Arrangement:

  holders of Avatar shares received 0.2825 Class A Share for each Avatar share, and outstanding Avatar warrants were converted at the same ratio, resulting in 1,836,250 warrants being issued by the Company;
  Arapaho as the sole holder of all of the issued shares of QMC received 863,857 Class A Shares;
  holders of QIC Class A shares received 1.0514 Class A Shares for each QIC Class A share; and
  holders of QIC Class B shares received 1.0514 Class B Shares for each QIC Class B share.

These acquisitions have been accounted for using the purchase method and the following is a breakdown of the net assets acquired:

	QIC	QMC	Avatar	Total
Cash	$8,516	$151	$6,187	$14,854
Marketable securities	1,867	-	-	1,867
Bridge loans	15,552	-	-	15,552
Investments	7,050	400	-	7,450
Prepaids and other receivables	246	151	21	418
Resource assets	232	60	-	292
Other assets	186	226	-	412
Goodwill	-	-	430	430
Accounts payable	(1,663)	(104)	(71)	(1,838)
Net assets acquired	$31,986	$884	$6,567	$39,437
Consideration
Number of securities issued
Class A Shares	26,101,114	863,857	6,012,219	32,977,190
Class B Shares	4,276,851	-	-	4,276,851
Warrants	-	-	1,836,250	1,836,250
Deemed value
Class A Shares @ $1.02	$26,708	$884	$6,152	$33,744
Class B Shares @ $1.02	4,378	-	-	4,378
Warrants	-	-	350	350
Transactions costs	900	-	65	965
Total consideration	$31,986	$884	$6,567	$39,437

During the third quarter, the Company tested the goodwill acquired in the purchase of Avatar for impairment and recognized a goodwill impairment loss of $430,000.

(6)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) As part of the Arrangement, the Company's Argentina mineral exploration properties and cash were indirectly transferred from a wholly owned subsidiary to another wholly owned subsidiary called Viceroy Exploration Ltd. (ViceroyEx). The Company distributed to its pre-merger shareholders approximately 81% of the shares that it held of ViceroyEx and, as a result, the Company ceased to exercise control. The Company's remaining investment in ViceroyEx has been accounted for using the cost method. The following is a breakdown of the net assets disposed of:

Cash	$550
Resource assets	5,255
Accounts payable	(45)
Investment in ViceroyEx	5,760
Distributed to shareholders	(4,653)
Remaining investment	$1,107

c)   In June 2003, the Company transferred to 650399 BC Ltd. cash and interests in certain properties located in British Columbia and granted an option to explore and acquire the Brewery Creek Mine in exchange for 6,000,000 shares or 50% of 650399 BC Ltd. The assets were transferred at their estimated fair market value and a gain was recognized to the extent of the arm's length ownership in 650399 BC Ltd.

Carrying value of assets disposed of
Cash	$500
Mineral properties	-
500
Consideration
Investment in 650399 BC Ltd.	1,000
Gain	$500

d)   As part of the Arrangement, the Company's shares of 650399 BC Ltd. were exchanged for shares of SpectrumGold Inc (SpectrumGold) on a one-for-one basis. The Company distributed to its pre-merger shareholders approximately 68% of the shares that it held of SpectrumGold and, as a result, the Company ceased to exercise significant influence. The Company's remaining investment has been accounted for using the cost method.

Investment in SpectrumGold	$1,000
Distributed to shareholders	(619)
Remaining investment	$381

(7)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

5	Writedowns and settlement of Australian operations

a)   On June 24, 2001, the Company placed its 100% wholly owned subsidiary, Viceroy Australia Pty Ltd. (VAPL), into Voluntary Administration and an Administrator was appointed. The Administrator is an agent of the Company, with the powers of the Company and its directors. The powers of the directors and VAPL officers are suspended while VAPL is under Administration. Therefore, these consolidated financial statements include the operating results of VAPL up to June 24, 2001, the date the Company ceased to have control. Accordingly, the Company wrote down its net investment in VAPL by $17,549,000 to $nil.

The consolidated financial position and the results of the Australian operations to June 24, 2001 included in these consolidated financial statements are summarized below:

Excluded at June 24, 2001:

Current assets	$4,346
Long-term assets	33,958
38,304
Current liabilities	(22,473)
Provision for reclamation costs	(2,910)
Currency translation adjustment	4,628
Net investment in VAPL	$17,549

The loss for the period January 1, 2001 to June 24, 2001 was:

Revenues	$15,628
Cost of sales	19,838
Depreciation, depletion and provision for reclamation	1,715
(5,925)
Expenses	1,161
Net loss	$(7,086)

The consolidated financial position and the results have not been restated for the change in accounting policy adopting Section 3870, "Asset Retirements", as the Company's investment was written off in 2001.

(8)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

b)     On August 31, 2001, the Company and its North American subsidiaries executed a settlement arrangement with its lenders to relieve the Company and its North American subsidiaries of their obligations under agreements guaranteeing certain borrowings and hedging arrangements relating to the Australian operations. The Company recorded $16,185,000 in settlement of the corporate guarantees and delivered the following consideration:

i) cash of $3,132,000

ii) issued 7,666,667 common shares for $3,200,000 (note 13(b))

iii) relinquished the Company's equity position in NovaGold Resources Inc. with a market value of $9,853,000

iv) issued a note for $3,000,000 that was settled early for cash of $2,400,000.

c) The Company commenced legal proceedings against Australian Mining Consultants Pty Ltd. (AMC) in the Federal Court of Australia. The proceedings arise from AMC's due diligence investigation in relation to the Company's acquisition of the Bounty Mine in 1999. AMC and the Company have been in discussions to reach a settlement.

d) In December 2002, the Company reached an agreement with creditors of VAPL and Bounty to discharge the creditors' claims. The Company does not anticipate further liability in respect of claims made by the creditors of VAPL and Bounty.

Under the terms of the Agreement, the Company agreed to the following:

i) cash payment of Aus$800,000 paid in January 2003 to the Administrator for distribution to the unsecured creditors of Bounty;

ii) cash payment of Aus$121,000 paid in January 2003 to the Administrator for the costs to distribute the payment to the unsecured creditors;

iii) payment of the first Aus$1,000,000 realized from the successful outcome of the Company's action against AMC;

iv) payment of 25% of any net recovery from the AMC legal action in excess of Aus$1,000,000.

(9)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

6	Financial instruments

The carrying values of cash and cash equivalents, appropriated and restricted cash, accounts receivable, other receivables, and accounts payable approximate their fair values due to the short-term nature of these instruments.

The fair market value of the Company's remaining financial assets and liabilities is as follows:

		2003		2002
	Carrying	Fair market	Carrying	Fair market
	value	value	value	value
Marketable securities	$1,097	$ 1,436	$ 1,984	$ 2,487
Investments	12,969	21,946	800	809
Bridge loans and
convertible debentures	32,259	32,259	150	150

Marketable securities and investments represent shares in publicly traded companies. The fair market value represents the quoted trading price of the shares and the excess of the trading price over the exercise price of warrants held at December 31, 2003. The fair value of bridge loans is estimated to be approximately the equivalent of carrying value due to the relatively short term of these loans. The fair value of convertible debentures is generally considered to be the equivalent of carrying value unless the trading price of the underlying security exceeds the conversion price of the debenture.

7	Bridge loans and convertible debentures
a) Bridge loans are repayable over various terms up to 18 months from December 31, 2003, and bear interest at a fixed rate of approximately 12%. Shares, machinery, and real estate generally have been pledged as security.

These convertible debentures carry interest of between 6% and 8% and are for varying terms up to September 2005. Shares, assets and real estate generally have been pledged as security.

(10)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) Bridge loan and convertible debenture analysis as at December 31, 2003 is as follows:
		2003	2002
Bridge loans		$26,462	$-
Convertible debentures		150	-
Due within one year		26,612	-
Bridge loans		4,000	-
Convertible debentures		1,647	150
Due after more than one year		5,647	150
Total bridge loans and convertible debentures		$32,259	$150

		Specific	Carrying
Term loans		allowance	amount
Unimpaired loans	$29,762	$-	$29,762
Impaired loans	2,172	1,472	700
	$31,934	$1,472	$30,462

Convertible debentures			1,797
			$32,259

The Company had no bridge loans outstanding at December 31, 2002.

At December 31, 2003, loans and convertible debentures of $12,457,000 (2002 - $nil) net of allowances were in U.S. dollars, and all loans are collateralized by charges on North American assets.

c) Certain of the Company's loans are in arrears and realization by the Company on its security may result in a shortfall. In determining the provision for possible loan losses, management considers the length of time the loans have been in arrears and the overall financial strength of borrowers. The Company has recorded an allowance for losses as follows:

	2003	2002
Balance - Beginning of year	$-	$-
Add
Specific provision for the year	1,446	-
Interest provision for the year	26	-
	1,472	-
Less: Loan write-offs net of recoveries	-	-
Balance - End of year	$1,472	$-

(11)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

Interest in the amount of $26,000 (2002 - $nil) has been provided for in the specific provision for loan losses.

8	Joint venture The Company owns a 75% interest in Castle Mountain Joint Venture (Castle Mountain) which owns the Castle Mountain Mine.

The Company's interest in the joint venture is summarized as follows:

		2003	2002	2001
	Cash and non-cash working capital	$3,710	$1,012	$4,653
	Other long-term assets	5,035	9,879	6,615
	Resource assets	679	2,217	6,087
	Asset retirement obligations	(6,605)	(8,705)	(9,333)
	Net assets	$2,819	$4,403	$8,022

	Sales	$6,009	$21,088	$25,637
	Costs and expenses	(4,881)	(7,630)	(23,757)
	Earnings before income taxes	$1,128	$13,458	$1,880

	Cash flows from (for):
	Operating activities	$1,342	$19,201	$8,376
	Financing activities	-	-	-
	Investing activities	(481)	(99)	(1,008)

9	Inventories

			2003	2002
	Gold in process		$-	$272
	Supplies		72	291
			$72	$563

(12)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

10	Appropriated and restricted cash

As at December 31, 2003, the Company had appropriated cash of $7,878,000 (2002 - $9,838,000) in a voluntary sinking fund to fulfil reclamation obligations at the Castle Mountain Mine.

Restricted cash of $5,071,000 (2002 - $8,204,000) comprises amounts pledged as security for licenses and permits for letters of credit to fulfil reclamation obligations at the Brewery Creek Mine.

In 2002, $771,000 of cash was appropriated for deferred compensation, of which $694,000 was a current liability.

11	Resource assets

			2003			2002
		Accumulated			Accumulated
		depreciation,			depreciation,
		depletion			depletion
		and			and
	Cost	writedowns	Net	Cost	writedowns	Net
Castle Mountain Mine	$84,807	$(84,128)	$679	$106,994	$(104,777)	$2,217
Brewery Creek Mine	84,628	(83,571)	1,057	87,839	(86,531)	1,308
	169,435	(167,699)	1,736	194,833	(191,308)	3,525
Development projects
and other
Gualcamayo	-	-	-	22,043	(16,788)	5,255
Other	1,297	(884)	413	2,167	(2,019)	148
	1,297	(884)	413	24,210	(18,807)	5,403
	$170,732	$(168,583)	$2,149	$219,043	$(210,115)	$8,928

a)   Castle Mountain Mine is subject to an annual advance production royalty payment of US$100,000 subject to an inflation adjustment and net smelter returns between 2% and 4%.

The Brewery Creek Mine was an open pit operation using heap leach technology and is located in the Yukon territory. The mine is currently in full reclamation. Production ceased in the first quarter of 2002.

(13)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

b)   Development projects and other

Gualcamayo

In November 2002, the Company purchased the remaining 40% interest in the Gualcamayo property from Mincorp for US$1,000,000 and wrote down the property by $16,788,000 to its estimated realizable value. In 2003, as part of the corporate reorganization (note 4), the Company disposed of its interest in the Gualcamayo project.

Paredones

In August 2002, the Company sold its interest in the Paredones property for $3,000,000 and recorded a gain on disposition of resource assets within note 15.

12	Provision for asset retirement obligation

During the year ended December 31, 2003, the Company incurred $3,437,000 (2002 - $3,280,000; 2001-$1,687,000) in on-going environmental and reclamation costs and changes in the provision for reclamation.

At December 31, 2003, $10,492,000 (2002 - $14,051,000; 2001 - $17,592,000) has been recorded by the Company as a provision for future reclamation expenses for its various properties.

The Company's asset retirement obligations relate to site restoration and clean-up costs of its various mineral properties. The two properties that comprise the obligations are Castle Mountain Mine and Brewery Creek Mine.

On January 1, 2003, the Company adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP. The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

This change in accounting policy was applied retroactively and, accordingly, the financial statements of prior periods were restated. As a result of this change, certain balance sheet accounts as at December 31, 2002 were restated as follows: the deficit reduced by $1,734,000 and asset retirement obligation decreased by $1,734,000.

(14)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

A reconciliation of the provision for reclamation is as follows:

	2003	2002
	$	$
		(as restated)
Balance - Beginning of year	14,051	17,592
Liabilities settled during the year	(3,538)	(3,280)
Accretion expense	686	916
Revisions in estimated cash flows	854	(1,072)
Currency translation adjustment	(1,561)	(105)
Balance - End of year	10,492	14,051

The provision for reclamation is based on the following key assumptions:

  total undiscounted cash flows of $10,457,000

  the expected timing of payment of the cash flows ranging in the years 2004 to 2018 a credit adjusted risk free rate at which the estimated cash flows have been discounted by 6.5%.

13	Share capital

a) Authorized

250,000,000 First Preferred Shares 250,000,000 Second Preferred Shares
500,000,000 Class A Subordinate Voting Shares (Class A) 500,000,000 Class B Variable Multiple Voting Shares (Class B)

The holders of Class A Shares are entitled to one vote per share held. Holders of Class B Shares are entitled to one vote for each Class B Share held and such voting rights increase by one additional vote per Class B Share for each additional 6,000,000 additional votes, being any combination of Class A (base - 70,132,938) and Class B (base - 4,276,851) shares issued in aggregate subsequent to the Arrangement and prior to the private placement in June 2003, to a maximum of five votes per share. As of December 31, 2003, the Class B Shares had three votes per Class B share held.

(15)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

In March 2002, the Company agreed to an early conversion of the outstanding preferred shares, which were convertible into a maximum of 1,355,556 common shares. In consideration of the early conversion, the number of shares issued was reduced to 1,166,667 and the payment of outstanding dividends to the conversion date was waived.

b) Shares issued and outstanding

		2003		2002		2001
	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount
Common shares
Opening balance	34,369,948	$213,364	27,647,448	$204,738	19,980,781	$201,538
Settlement of
corporate
guarantees (note 5)	-	-	-	-	7,666,667	3,200
Issued for cash	-	-	5,333,333	2,424	-	-
Issued on exercise of
stock options	966,667	534	222,500	102	-	-
Issued on exercise of
warrants	2,578,333	1,547	-	-	-	-
Issued for preferred
shares	-	-	1,166,667	6,100	-	-
Treasury shares
cancelled	(759,200)	(3,405)	-	-	-	-
Exchanged for Class
A Shares	(37,155,748)	(212,040)	-	-	-	-
	-	-	34,369,948	213,364	27,647,448	204,738
Own shares acquired
Opening balance	(759,200)	(3,405)	(759,200)	(3,405)	(759,200)	(3,405)
Shares cancelled	759,200	3,405	-	-	-	-
Closing balance	-	-	(759,200)	(3,405)	(759,200)	(3,405)
	-	-	33,610,748	209,959	26,888,248	201,333
Class A Shares
Opening balance	-	-	-	-	-	-
Exchanged for
common Shares	37,155,748	212,040	-	-	-	-
Issued pursuant to the
Arrangement (note
4)	32,977,190	33,744	-	-	-	-
Issued for cash	13,333,335	16,432	-	-	-	-
Share issue costs	-	(62)	-	-	-	-
Reduction of stated
capital against
deficit	-	(185,584)	-	-	-	-
Shares redeemed	(245,782)	(218)	-	-	-	-
Shares cancelled	(25,557)	(22)	-	-	-	-
	83,194,934	76,330	-	-	-	-

(16)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

		2003		2002		2001
	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount
Class B Shares
Opening balance	-	-	-	-	-	-
Issued pursuant to the
Arrangement
(note 4)	4,276,851	4,378	-	-	-	-
	4,276,851	4,378	-	-	-	-
Preferred shares
Opening balance	-	-	6,100,000	6,100	6,100,000	6,100
Conversion to
common shares	-	-	(6,100,000)	(6,100)	-	-
Closing balance	-	-	-	-	6,100,000	6,100
Total share capital		$80,708		$209,959		$207,433

As part of the Arrangement (note 4), the common shares were consolidated on a three for one basis. All share figures in the above table and earnings per share disclosures have been restated to reflect the share consolidation as if it had occurred at the beginning of the earliest period presented.

In June 2003, the Company completed a non-brokered private placement of 8,333,335 units of Class A Shares at a price of $1.20 per unit. Each unit comprised one Class A Share and one Class A Share purchase warrant. Each warrant is exercisable for five years at $1.50 per Class A Share, subject to a reduction in the exercise period to 20 business days if the Class A Shares close at or above $2.25 for 20 consecutive trading days commencing after December 31, 2003. The Company received net proceeds of $9,938,000. No value has been allocated to the warrants.

In August 2003 as part of the Arrangement, the Company redeemed 245,782 Class A Shares for $1.10 per share and cancelled 25,557 Class A Shares.

In October 2003, the Company completed a non-brokered private placement for 5,000,000 units at $1.28 per unit for total proceeds of $6,432,000. Each unit consisted of one Class A Share of the Company and one Class A Share purchase warrant entitling the holder to purchase one additional Class A Share of the Company for a period of five years at a price of $1.60 subject to a reduction in the exercise period to 20 business days if the Class A Shares close at or above $2.25 for 20 consecutive trading days commencing after June 30, 2004. No value has been attributed to these warrants.

(17)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

c) Warrants issued and outstanding

		Exercise
	Number of	price per
	warrants	share	Expiry date
Common shares
Opening balance - December 31, 2001	-
Issued pursuant to a private placements	8,000,000	$0.20
Opening balance - December 31, 2002	8,000,000	$0.20
Exercised	(7,735,000)	$0.20
Exchanged pursuant to the Arrangement	(265,000)	$0.20
Closing balance - December 31, 2003	-

Class A Shares
Opening balance - December 31, 2002 and
2001	-	-
Exchanged pursuant to the Arrangement	88,333	$0.60	June 13, 2004
Issued pursuant to the Arrangement	1,836,250	$1.24	December 23, 2004
Issued pursuant to a private placement	8,333,335	$1.50	June 30, 2008
Issued pursuant to the private placement	5,000,000	$1.60	October 20, 2008
Closing balance - December 31, 2003	15,257,918

(18)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

d) Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 7,790,000 Class A Shares. The exercise price of each option is required to be equal to or higher than the market price of the Company's Class A Shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the years ended December 31, 2003, 2002 and 2001, the change in stock options outstanding was as follows:

		2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
	Number of	share	Number of	share	Number of	share
	shares	price	shares	price	shares	price
Common shares
Opening balance	4,115,002	$0.45	4,898,299	$1.09	4,012,267	$3.03
Granted	-	-	840,000	0.27	3,170,000	0.16
Forfeited	-	-	(169,998)	1.10	(1,966,848)	2.99
Exercised	(2,900,000)	0.18	(667,500)	0.15	-	-
Expired	(17,000)	2.17	(785,799)	4.14	(317,120)	4.56
Cancelled	(160,000)	2.75	-	-	-	-
Exchanged for Class
A Share options	(1,038,002)	0.98	-	-	-	-
Closing balance	-	$-	4,115,002	$0.45	4,898,299	$1.09

Options exercisable
at year-end	-	$-	4,059,008	$0.45	4,643,971	$1.06

Class A Shares
Exchanged for
common share
options (3 for 1
basis)	345,996	$2.94	-	$-	-	$-
Granted	7,412,500	1.95	-	-	-	-
Expired	(32,668)	7.13	-	-	-	-
	7,725,828	$1.97	-	$-	-	$-

Options exercisable
at year-end	3,478,953	$1.99	-	$-	-	$-

(19)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

		Options outstanding		Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Options	contracted	exercise	Options	exercise
exercise prices	outstanding	life	price	exercisable	price
		(years)
$0.81	113,333	3.8	$0.81	113,333	$0.81
$1.80 to 1.95	7,505,831	4.8	1.95	3,258,956	1.95
$4.89	106,664	0.3	4.89	106,664	4.89
	7,725,828	3.4	$1.97	3,478,953	$1.99

Had the Company followed the fair value method of accounting in 2002, the Company would have recorded a compensation expense of $128,000 for the year ended December 31, 2002 with respect to its employee and director share options granted. Pro forma earnings information determined using the fair value method of accounting for stock options is as follows:

	2002	2001
Loss as reported	$(1,969)	$(33,225)
Stock-based compensation	128	-
Pro forma loss	$(2,097)	$(33,225)

Basic and diluted loss per share
As reported	$(0.06)	$(1.60)
Pro forma	$(0.07)	$(1.60)

Basic and diluted loss per share have been retroactively adjusted for the years 2002 and 2001 to show the effect of the 3 for 1 share consolidation done on June 30, 2003.

(20)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

e) Warrants and options

	2003	2002	2001
Opening balance	$-	$-	$-
Fair value of warrants issued pursuant to
the Arrangement (note 4)	350	-	-
Stock-based compensation	2,429	-	-
Ending balance	$2,779	$-	$-

                The fair values of options for 2003 and 2002 have been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

	2003	2002
Risk-free interest rate	3.11%	4.53%
Option life	2.1 years	5 years
Expected volatility	67%	60%
Dividend yield	0%	0%

During 2003, the Company issued stock options to directors, officers and consultants. The fair value cost of these options amounts to $2,429,000, and has been expensed in the year and credited to fair value of options and warrants within shareholders' equity.

14	Currency translation adjustment

This adjustment represents the net foreign currency translation adjustment (CTA) on the Company's net investment in self-sustaining foreign operations.

The unrealized loss from changes in exchange rates makes up part of the change in balance sheet accounts with respect to their related cash inflows and outflows. Accordingly, these changes within the CTA result in amounts on the statements of cash flows that may differ from the actual movement noted in the reporting currency of particular balance sheet items.

	2003	2002
Opening balance	$3,761	$7,036
Unrealized loss from change in exchange rates	(2,107)	(111)
Realized gain from decrease in net investments (note 15(b))	-	(3,164)
Closing balance	$1,654	$3,761

(21)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

15	Writedowns, gains and adjustment to reclamation provision During the years ended December 31, 2003, 2002 and 2001, the Company made the following writedowns, gains and adjustment to reclamation:
			2003	2002	2001
		Writedown of resource assets	$(450)	$(16,788)	$-
		Changes in asset retirement obligations	(854)	1,072	1,908
		Gain on disposition of resource assets	378	3,258	715
		Gain on reduction of investment in a
		foreign operation (note 14)	-	3,164	-
			$(926)	$(9,294)	$2,623

16	Income taxes

	a)	Income tax expense (recovery) is as follows:

			2003	2002	2001
		Canada	$293	$532	$(128)
		United States	71	1,575	(613)
			$364	$2,107	$(741)

(22)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) The reconciliation of the statutory income tax rates to the effective tax rates on the (loss) earnings before income taxes is as follows:
	2003	2002	2001
Income taxes at statutory rates	$(513)	$(780)	$(14,824)
Increase (decrease) in taxes from:
Non-deductible differences	1,165	(3,094)	(322)
Foreign withholding taxes	-	892	-
U.S. alternative minimum tax expense
(recovery)	-	262	(78)
Difference in foreign tax rates	40	554	(43)
Benefits of timing differences not
previously recognized	(175)	7,582	14,654
Recognition of prior year tax losses	(363)	(3,309)	-
Large corporations tax	210	-	(128)
	$364	$2,107	$(741)

c) The Company has losses in various jurisdictions as set out below. No recognition has been given in these consolidated financial statements to the potential future benefits that may arise on utilization of tax losses.

    i) Canada

    The Company has non-capital losses to reduce future taxable income in Canada of approximately $33,449,000. These losses expire between 2004 and 2010.

   ii) United States

   The Company has estimated net operating losses available to reduce future regular tax in the United States aggregating US$2,606,000. These losses expire between 2006 and 2021.

d) The Company has future tax deductions exceeding accounting deductions of $67,598,000 (2002 - $58,982,000). The realization of income tax benefits related to these future potential tax deductions is uncertain at this time and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

(23)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

17	Related party transactions

The Company often requires the ability to nominate at least one member to the Board of Directors of companies to which it grants credit. The nominee may at times be an employee, officer or director of the Company; accordingly, the borrower may become related to the Company.

a) For the year ended December 31, 2003, the Company received $456,000 (2002 and 2001 - $nil) in management fees from related parties by virtue of certain directors and officers in common.

b) Bridge loans and convertible debentures include $2,516,000 (2002 - $nil) in amounts due from related parties by virtue of certain directors and officers in common. During the year ended December 31, 2003, the Company received $119,500 (2002 and 2001 - $nil) in interest and fees from related parties by virtue of certain directors and officers in common. During the year ended December 31, 2003, the Company has made a provision for an uncollectible amount of a bridge loan of $84,000 (2002 and 2001 - $nil) from related parties by virtue of certain directors in common.

c) For the year ended December 31, 2003, the Company received $39,000 (2002 and 2001 - $nil) in syndication loan administration fees from related parties by virtue of certain directors and officers in common.

d) Marketable securities and investments include $6,046,000 (2002 - $800,000) of shares held in either publicly traded or private companies related by virtue of certain directors and officers in common. For the year ended December 31, 2003, the Company recorded a gain on disposal of securities of $2,609,000 (2002 and 2001 - $nil) from related parties by virtue of certain directors and officers in common.

18	Contingencies and commitments a) Surety bond guarantees totalling US$2,405,000 have been provided by Castle Mountain Mine to ensure compliance with reclamation and other environmental agreements.

b) Letters of credit totalling $5,000,000 (2002 - $8,060,000) have been provided by Viceroy Minerals Corporation to ensure compliance with a water-use license.

c) On March 22, 2002, Quest Investment Corporation and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim. Accordingly, no provision has been made for this claim in the consolidated financial statements. The ultimate outcome of this claim is not determinable at the time of issue of these consolidated financial statements and the costs, if any, will be charged to income in the period(s) in which they are finally determined.

(24)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

d) The Company has entered into operating leases for office premises. Minimum annual lease payments required are approximately as follows:
$
2004	190,000
2005	195,000
2006	161,000
2007	101,000
2008	58,114

e) Other commitments and contingencies are disclosed elsewhere in these consolidated financial statements including notes.

19	Segmented information a) The Company's reportable operating segments are as follows:
						2003
		Depreciation,	Income tax	Gains/	Net
		depletion and	(expense)	(write-	earnings	Total
	Revenue	accretion	recovery	downs)	(loss)	assets
Resource operations	$6,270	$918	$(72)	$(1,182)	$591	$15,319
Exploration/development
properties	-	-	-	-	(198)	232
Loans and investments	3,742	-	-	(16)	3,726	78,228
Management services	456	-	(82)	-	61	1,092
Other	-	-	(210)	(430)	(5,542)	1,239
	$10,468	$918	$(364)	$(1,628)	$(1,362)	$96,110

						2002
		Depreciation,	Income tax	Gains/	Net
		depletion and	(expense)	(write-	earnings	Total
	Revenue	accretion	recovery	downs)	(loss)	assets
Resource operations	$22,842	$1,704	$(1,575)	$519	$11,573	$23,092
Exploration/development
properties	-	-	-	(13,788)	(14,341)	5,256
Loans and investments	868	-	-	-	868	19,084
Management services	-	-	-	-	-	-
Other	-	-	(532)	3,164	(69)	2,912
	$23,710	$1,704	$(2,107)	$(10,105)	$(1,969)	$50,344

(25)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

							2001
			Depreciation,	Income tax	Gains/	Net
			depletion and	(expense)	(write-	earnings	Total
		Revenue	accretion	recovery	downs)	(loss)	assets
	Resource operations	$52,046	$10,874	$613	$31,111	$(38,913)	$26,241
	Exploration/development
	properties	-	-	-	-	(950)	20,129
	Loans and investments	1,255	-	-	(8,129)	9,384	7,752
	Management services	-	-	-	-	-	-
	Other	-	-	128	-	(2,746)	1,682
		$53,301	$10,874	$741	$22,982	$(33,225)	$55,804

b)	The Company operates in the following geographic areas:

			2003		2002		2001
			Resource		Resource		Resource
		Sales	assets	Sales	assets	Sales	Assets
	Australia	$-	$-	$-	$-	$15,628	$-
	Canada	4,199	1,238	2,113	1,455	11,534	1,693
	United States	6,269	679	21,597	2,218	26,139	6,087
	Argentina	-	-	-	5,255	-	20,129
	Peru	-	232	-	-	-	-
		$10,468	$2,149	$23,710	$8,928	$53,301	$27,909

20	United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which differ, in certain respects, from GAAP in the United States of America. Material measurement differences to these consolidated financial statements are as follows:

a) Reduction of stated capital

At the Company's Annual General Meeting in June 2003, shareholders approved a reduction of stated capital. This practice is allowed under Canadian GAAP. Under United States GAAP, companies are not allowed to record a reduction of stated capital in these circumstances. This GAAP difference has no net impact on total shareholders' equity reported.

(26)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

b) Unrealized holding gains (losses)

Under U.S. GAAP, securities are classified as trading marketable securities or available-for-sale securities depending upon the Company's intentions. Unrealized holding gains and losses for trading securities are included in earnings. Unrealized holding gains and losses for long-term available-for-sale securities are excluded from earnings and reported as a net amount in a separate component of shareholders' equity until realized.

c) Stock-based compensation

For Canadian GAAP purposes, the Company has prospectively adopted the fair value based method of accounting for stock-based compensation. For U.S. GAAP purposes, the Company has prospectively adopted Financial Accounting Standard (FAS) 148, which results in no differences between Canadian and U.S. GAAP.

d) Revenue recognition

The Company recognizes revenues from precious metals when the metals are available for delivery. Revenue amounts recognized but not settled are classified as accounts receivable. Under U.S. GAAP, revenue is not recorded before title has passed.

e) Asset retirement obligations

Effective January 1, 2003, the Company retroactively adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

f) Development property expenditures

Development property expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 3. For U.S. GAAP purposes, the Company expenses expenditures relating to unproven mineral properties as they are incurred. When proven and probable reserves are indicated in a bankable feasibility study for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to net recoverable value on a discounted cash flow basis. During 2003, the Company disposed of their remaining shares in ViceroyEx (note 4(b)), under U.S. GAAP, this disposal would result in an additional gain of $1,006,000 as a result of mineral properties written off to the statement of loss in previous periods under U.S. GAAP.

(27)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

g) Currency translation adjustment

The Company has a self-sustaining foreign operation and as such accounts for movements in exchange rates within this account. This account is not permissible per U.S. GAAP and needs to be reversed, with the exchange gains or losses affecting comprehensive earnings.

h) Deferred stripping costs

During the mine life, U.S. GAAP does not permit the Company to normalize mining costs using deferred stripping, which capitalizes costs when stripping is in excess of the life-of-mine strip ratio and amortizes these costs when mining activity is undertaken at less than the life-of-mine strip ratio. In 2001, all deferred stripping costs where written off to the statement of loss.

(28)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

i)   Reconciliation to U.S. GAAP

The application of the above described U.S. GAAP differences would have the following effect on earnings (loss), earnings (loss) per share, marketable securities and total shareholders' equity for U.S. GAAP purposes:

	2003	2002	2001
Earnings (loss)
As reported in accordance with
Canadian GAAP	$(1,362)	$(1,969)	$(33,225)
Adjustment for unrealized (loss) gain
on trading securities	(164)	429	74
Revenue recognition	21	735	486
Development property costs	-	(1,914)	(1,025)
Development properties written down
in the year or disposal of	-	16,788	-
Deferred stripping costs written off in
the year	-	-	3,538
Gain on sale of investment	1,006	-	-
Net (loss) gain under U.S. GAAP	(499)	14,069	(30,152)
Other comprehensive income
Adjustment for unrealized
holding gains	8,968	71	(62)
Currency translation adjustment	(2,107)	(3,275)	4,589
Comprehensive earnings (loss)	$6,362	$10,865	$(25,625)

Earnings (loss) per share under
U.S. GAAP
Basic and dilutive	$0.00	$0.46	$(1.45)

Marketable securities
Under Canadian GAAP	$1,097	$1,984	$484
Adjusted for fair market value
(note 20(b))	339	503	74
Under U.S. GAAP	$1,436	$2,487	$558

Accounts receivable
Under Canadian GAAP	$853	$908	$1,873
Adjusted for revenue recognition	(853)	(908)	(1,873)
Under U.S. GAAP	$-	$-	$-

(29)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

	2003	2002	2001
Inventories
Under Canadian GAAP	$72	563	2,673
Adjusted for revenue recognition	33	66	297
Under U.S. GAAP	$105	$629	$2,970
Investments
Under Canadian GAAP	$12,969	$800	$125
Adjusted for fair market value	8,977	9	(62)
Under U.S. GAAP	$21,946	$809	$63
Development properties
Under Canadian GAAP	$-	$5,255	$20,129
Exploration costs	-	(5,255)	(20,129)
Under U.S. GAAP	$-	$-	$-

Total shareholders' equity
Share capital
Under Canadian GAAP	$80,708	$209,959	$207,433
Adjusted for reduction of stated
capital (note 20(a))	185,584	-	-
Under U.S. GAAP	266,292	209,959	207,433
Warrants and options
Under Canadian and U.S. GAAP	2,779	-	-
Deficit
Under Canadian GAAP	(2,041)	(180,963)	(178,994)
Adjustments to deficit	(186,065)	(5,594)	(21,631)
Under U.S. GAAP	(188,106)	(186,557)	(200,625)
Valuation account	10,631	3,770	6,974
Currency translation adjustment
Under Canadian GAAP	1,654	3,761	7,036
Reflected in comprehensive income	(1,654)	(3,761)	(7,036)
Under U.S. GAAP	-	-	-
Total shareholders' equity under
U.S. GAAP	$91,596	$27,172	$13,782

(30)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

j) Impact of recently issued accounting standards

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities", (SFAS No. 149) which is primarily effective for contracts entered into or modified after June 30, 2003. The statement amends Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", (SFAS No. 133) for certain decisions made by the FASB as part of the Derivatives Implementation Group process and incorporates clarifications of the definition of a derivative. Adoption of SFAS No. 149 will not impact the Company's financial position and results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", (SFAS 150). This statement establishes standards for how an issuer should classify and measure certain financial instruments having characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain cases). Prior to the issuance of SFAS 150, many issuers classified such instruments as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have any impact on the Company's consolidated financial statements because the Company does not have any financial instruments with characteristics of both liabilities and equity.

The Accounting Standards Board of the CICA has issued CICA 3063, "Impairment of Long-Lived Assets", which is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with the finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company is currently assessing the impact of adopting the new standard on January 1, 2004. The Company does not expect that the implementation of the new standard will have a material effect on its financial position and results of operations.

The CICA has issued amendments to Section 3870, "Stock-based Compensation and Other Stock-based Payments", which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. The Company will be required to adopt the standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings. The Company has adopted this policy prospectively from January 1, 2003.

The CICA has issued Accounting Guideline 13, "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied, which is effective for the Company's fiscal year beginning January 1, 2004. The Company does not expect the adoption of this guideline to have an impact on the Company's financial position or results.

(31)

Quest Capital Corp.

(formerly Viceroy Resource Corporation) Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(expressed in Canadian dollars; tables in thousands, except share capital information)

The CICA has issued Accounting Guideline 15, "Consolidation of Variable Interest Entities," which will be effective for annual and interim periods beginning on or after January 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company does not expect the adoption of this guideline to have an impact on the Company's financial position or results of operations.

21	Supplemental cash flow information a) Cash received (paid) for
	2003	2002	2001
Interest	$4,726	$829	$617
Income taxes	93	(2,702)	364

b) Non-cash operating, financing and investing activities

	2003	2002	2001
Shares issued for corporate guarantees (note 5(b))	$-	$-	$3,200
Investments relinquished for corporate guarantees
(note 5(b))	-	-	9,853
Investments acquired on disposal of a mineral and
exploration property	500	1,500	-
Issue of shares pursuant to the Arrangement (note 4(a))	38,472	-	-
Distribution to shareholders (notes 4(b) and 4(d))	5,272	-	-
Marketable securities received as bridge loan fees	553	-	-

(32)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP.

(the Registrant)

Date:	May 11, 2004	By:	"Sandra Lee"
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.